UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

22 April 2010

Telecom Corporation of New Zealand Limited (“Telecom”)

(Translation of registrant’s name into English)

New Zealand

(Jurisdiction of incorporation or organization)

Level 6,

Telecom House

8 Hereford Street

Auckland

New Zealand

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

☐  Yes             ☒  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

This report on Form 6-K contains the following:

1.	Media Release – Fitch Downgrades Telecom Credit Rating.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 22 April 2010	By:	CRAIG MULHOLLAND
	Name:	Craig Mulholland
	Title:	Group Company Secretary

MEDIA RELEASE 16 April, 2010

FITCH DOWNGRADES TELECOM CREDIT RATING

Fitch Ratings has today downgraded Telecom Corporation of New Zealand Limited's (TCNZ) Long-term foreign currency Issuer Default Rating (IDR) and senior unsecured rating to 'A-' from 'A', senior subordinated rating to 'BBB+' from 'A-' and Short-term IDR to 'F2' from 'F1'. The Outlook is Negative.

Russ Houlden, CFO, Telecom, said: “Telecom has no senior subordinated debt and so Fitch’s announcement indicates its assessment of the long term debt we do have is A-. Our balance sheet remains strong, and we have no requirement to borrow long term during 2010. We remain committed to Telecom maintaining single A credit ratings with both Moody’s and Standard & Poor’s.”

- ENDS -

For more information:

Ian Bonnar, Telecom Media Relations 027 215 7564